UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. _________)*

ACQUIRED SALES CORP.
__________________________________________________
(Name of Issuer)

Common Stock, $0.0001 par value
__________________________________________________
(Title of Class of Securities)

00488M 10 2
__________________________________________________
(CUSIP Number)

July 25, 2007
__________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  

SCHEDULE 13D

CUSIP No. 00488M 10 2
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1.            NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Roberti Jacobs Family Trust u/a/d 11-11-99
Tax Id: 36-7289037
________________________________________________________________________________

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[ ]
    (b)[x]
________________________________________________________________________________

3.             SEC USE ONLY
________________________________________________________________________________

4.             SOURCE OF FUNDS    BK
_______________________________________________________________________________

5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)  
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6.             CITIZENSHIP OR PLACE OF ORGANIZATION                                           United States
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7.              SOLE VOTING POWER                                                                   0 Shares
 NUMBER OF
 SHARES
 BENEFICIALLY                  _______________________________________________________
 OWNED BY
 EACH                                   8.              SHARED VOTING POWER                        0 Shares
 REPORTING
 PERSON                              _______________________________________________________
 WITH
9.              SOLE DISPOSITIVE POWER                                                          1,166,497 Shares
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10.            SHARED DISPOSITIVE POWER                                                     0 Shares
________________________________________________________________________________

11.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,166,497 Shares
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12.              CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)     |_|

________________________________________________________________________________

13.              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      69.7%
________________________________________________________________________________

14.              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)            OO
________________________________________________________________________________

ITEM 1.    SECURITY AND ISSUER.

This statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Acquired Sales Corp., a Nevada corporation (the “Company”).  The principal executive offices of the Company are located at 31 N. Suffolk Lane, Lake Forest, Illinois 60045.

ITEM 2.    IDENTITY AND BACKGROUND.

(a) Roberti Jacobs Family Trust u/a/d 11-11-99
(b) 31 N. Suffolk Lane, Lake Forest, Illinois 60045
(c) n/a
(d) n/a
(e) n/a
(f) U.S. Trust

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Roberti Jacobs Family Trust u/a/d 11-11-99 acquired 1,166,497 shares common stock reported in this Schedule 13D for $100,000 held in its bank accounts.

ITEM 4.    PURPOSE OF TRANSACTION.

The trust irrevocably conveyed all of its voting power to Gerard M. Jacobs who, through his voting power, may cause the company to pursue one or more acquisitions of technology based companies. Mr. Jacobs is neither a trustee nor a beneficiary of the Trust. However, the beneficiaries are his children. Except to the extent set forth above, or in any other Item hereof, the Trust does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Schedule 13D. However, the Trust may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date hereof, the Trust beneficially owns an aggregate of 1,166,497 shares of Common Stock, representing approximately 20% of the outstanding shares of Common Stock based upon the 5,832,482 shares of Common Stock represented by the Company to be outstanding as of July 27, 2007 in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2007 (the “Outstanding Shares”).

(b) The Trust has dispositive power over the 1,166,497 shares it owns and has no voting power due to the proxy it granted to Gerard M. Jacobs.

(c) Except as set forth in this Schedule 13D, the Trust has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Trust, along with Michelle Stratton, Alison Brewer, Leonard D. Hall, W. Reed Jensen, Brian Peterson, Liberty Capital LLC, Mark Peterson, Jason Carter, Kathy Carter, Kevin Cannon, Brian Williams, and Dane Christensen who together owned an aggregate of 4,066,497 shares of the Company’s outstanding common stock entered into a Shareholders Agreement with Mr. Jacobs wherein Mr. Jacobs was granted irrevocable proxy and voting control over 4,066,497 or 69.7% shares of the Company’s outstanding common stock. See the 8-K Current Report of Acquired Sales dated August 2, 2007, incorporated herein by reference and previously filed with the Securities and Exchange Commission.

Except as otherwise set forth herein, the Trust does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2007
The Roberti Jacobs Family Trust u/a/d 11-11-99

/s/ Joan B. Roberti
_____________________
Joan B. Roberti
`                                             Its:  Trustee